Exhibit 21.1

SUBSIDIARIES OF APIGEE CORPORATION

Subsidiary	Jurisdiction

Apigee Technologies (India) Private Limited	India

Apigee Europe Limited	United Kingdom

Apigee Singapore Pte Ltd	Singapore

Apigee Australia Pty Ltd	Australia

Apigee Japan K K	Japan

Apigee Corporation (branch)	Dubai

InsightsOne Systems, Inc.	Delaware